Endeavour Silver Produces 1,634,294 Oz Silver and 14,118 Oz Gold (2.5 Million Oz Silver Equivalents) in the Third Quarter, 2014

VANCOUVER, BC -- (Marketwired - October 09, 2014) - Endeavour Silver Corp. (TSX: EDR) (NYSE: EXK) (FRANKFURT: EJD) reports silver and gold production for the Third Quarter, 2014. The Company owns and operates three silver-gold mines in Mexico: Guanacevi mine in Durango state and the Bolanitos and El Cubo mines in Guanajuato state

Compared to the Third Quarter, 2013, silver production in the Third Quarter, 2014 was down 12% to 1,634,294 ounces (oz), and gold production was down 38% to 14,118 oz. Silver equivalent production declined 23% to 2.5 million oz using a 60:1 silver:gold ratio.

Production Highlights for the Third Quarter, 2014 (Compared to the Third Quarter, 2013)

--  Silver production decreased 12% to 1,634,294 oz
--  Gold production decreased 38% to 14,118 oz
--  Silver equivalent production decreased 23% to 2.5 million oz (at a 60:1 silver: gold ratio)
--  Silver oz sold declined 28% to 1,227,466 oz
--  Gold oz sold declined 35% to 13,631 oz
--  Bullion inventory at quarter-end included 523,526 oz silver and 937 oz gold
--  Concentrate inventory at quarter-end included 33,768 oz silver and 517 oz gold

Endeavour CEO Bradford Cooke commented, "Silver and gold production was steady quarter on quarter, and remains on target to meet our consolidated guidance for the year. Production is expected to improve in the fourth quarter as our annual capital programs near completion. Management continues to focus on optimizing the operations in order to respond to the current low metal prices."

At Guanacevi, mine throughput continued steady state, while grade variations resulted in higher silver and lower gold production compared to the Third Quarter, 2013.

At Bolanitos, the mine continued to operate at plant capacity in the Third Quarter, 2014. Gold grades continued to exceed reserve grades but were lower compared to the Third Quarter, 2013. Production was lower year-on-year because last year additional ore was mined and processed at the leased Las Torres plant near El Cubo until August, 2013.

At El Cubo, throughput increased while mined grades lagged reserve grades. Management continues to focus on reducing dilution and accelerating mine development of its V-Ascuncion discovery to increase throughput tonnes and grades and decrease costs. The Company is also evaluating various operating alternatives for El Cubo over a range of metal prices in case the silver and gold markets continue to fall.

Production Tables for the Third Quarter, 2014

----------------------------------------------------------------------------
Production                     Tonnes      Tonnes       Grade       Grade
by mine                       Produced     per day    Ag gpt(1)   Au gpt(1)
----------------------------------------------------------------------------
Guanacevi                      105,241      1,156        278        0.59
Bolanitos                      137,683      1,513        149        2.20
El Cubo                        101,469      1,115        102        1.42
----------------------------------------------------------------------------
Consolidated                   344,393      3,785        175        1.48
----------------------------------------------------------------------------

----------------------------------------------------------------------------
Production                    Recovery    Recovery     Silver       Gold
by mine                         Ag %        Au %         Oz          Oz
----------------------------------------------------------------------------
Guanacevi                       80.9%       81.5%      761,272      1,627
Bolanitos                       89.2%       88.2%      588,159      8,588
El Cubo                         85.6%       84.3%      284,863      3,903
----------------------------------------------------------------------------
Consolidated                    84.5%       86.3%     1,634,294    14,118
----------------------------------------------------------------------------

Production Tables for the Nine Months Ended September 30, 2014

----------------------------------------------------------------------------
Production                     Tonnes      Tonnes       Grade       Grade
by mine                       Produced     per day    Ag gpt(1)   Au gpt(1)
----------------------------------------------------------------------------
Guanacevi                      320,876      1,773        300        0.63
Bolanitos                      422,465      2,334        148        2.47
El Cubo                        286,853      1,585        105        1.63
----------------------------------------------------------------------------
Consolidated                  1,030,194     5,692        183        1.66
----------------------------------------------------------------------------

----------------------------------------------------------------------------
Production                    Recovery    Recovery     Silver       Gold
by mine                         Ag %        Au %         Oz          Oz
----------------------------------------------------------------------------
Guanacevi                       82.8%       85.5%     2,562,877     5,556
Bolanitos                       88.8%       87.1%     1,784,908    29,208
El Cubo                         88.3%       86.5%      855,117     13,004
----------------------------------------------------------------------------
Consolidated                    85.7%       86.7%     5,202,902    47,768
----------------------------------------------------------------------------

1.  gpt = grams per tonnes

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   Three Months Ended Sep 30      Q3 2014        Nine Months Ended Sep 30
   2014       2013    % Change   Highlights      2014       2013    % Change
----------------------------------------------------------------------------
 344,393    389,090    (11%)     Throughput   1,030,194  1,158,504   (11%)
                                  (tonnes)
1,634,294  1,855,845   (12%)   Silver ounces  5,202,902  4,881,435     7%
                                  produced
  14,118     22,947    (38%)    Gold ounces     47,768     57,894    (17%)
                                  produced
1,582,525  1,799,695   (12%)      Payable     5,046,879  4,739,228     6%
                               silver ounces
                                  produced
  13,558     22,108    (39%)    Payable gold    45,961     55,658    (17%)
                                   ounces
                                  produced
2,481,374  3,232,665   (23%)       Silver     8,068,982  8,355,075    (3%)
                                 equivalent
                                   ounces
                                produced(1)
1,227,466  1,693,989   (28%)   Silver ounces  4,539,433  4,996,637    (9%)
                                    sold
  13,631     20,958    (35%)    Gold ounces     44,688     62,159    (28%)
                                    sold
----------------------------------------------------------------------------

1.  Silver equivalent ounces calculated using 60:1 ratio

Release of Third Quarter, 2014 Financial Results and Conference Call

The Third Quarter, 2014 financial results will be released before market open on Monday, November 10, 2014 and a telephone conference call will be held the same day at 10:00am PDT (1:00pm EDT).

About Endeavour Silver -- Endeavour is a mid-tier silver mining company focused on growing its production, reserves and resources in Mexico. Since start-up in 2004, Endeavour has posted nine consecutive years of accretive growth of its silver mining operations. Endeavour's three operating silver-gold mines in Mexico combined with its strategic acquisition and exploration programs should facilitate the Company's goal to become a premier senior silver producer.

Cautionary Note Regarding Forward-Looking Statements

This news release contains "forward-looking statements" within the meaning of the United States private securities litigation reform act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include but are not limited to statements regarding Endeavour's anticipated performance in 2014 and the timing and results of exploration drill programs. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others, changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development, risks in obtaining necessary licenses and permits, and challenges to the Company's title to properties; fluctuations in the prices of commodities and their impact on reserves and resources as well as those factors described in the section "risk factors" contained in the Company's most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company's mining operations, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management's expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.

For more information, please contact:
Meghan Brown
Director Investor Relations
Toll free: (877) 685-9775
Tel: (604) 640-4804
Fax: (604) 685-9744
Email: mbrown@edrsilver.com
Website: www.edrsilver.com